Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005
February 9, 2017
VIA EDGAR
Susan Block, Attorney-Advisor
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: SEACOR Marine Holdings Inc.
Form 10-12B
Filed December 14, 2016
File No. 001-37966
Dear Ms. Block:
On behalf of SEACOR Marine Holdings Inc. (“SEACOR Marine” or the “Company”), a Delaware corporation, we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement”) of the Company, together with the Information Statement incorporated therein by reference (the “Information Statement”) and other exhibits thereto, marked to indicate changes to the Registration Statement and Information Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2016.
Amendment No. 1 to the Registration Statement and the related Information Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Susan Block, dated January 10, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Information Statement. For your convenience, references in the responses to page numbers are to the blacklined version of the Information Statement sent under separate cover to the Staff.
The Company has asked us to convey the following as its responses to the Staff:
Form 10
Item 15. Financial Statements and Exhibits

1.
We note that you intend to file several exhibits in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Response to Comment 1
The Company will provide the Staff sufficient with time to review the exhibits prior to requesting effectiveness of the Registration Statement.
Exhibit 99.1
Information Statement
Questions and Answers About the Company and the Spin-Off, page 1
Q: What is the spin-off, page 1

2.	Please briefly describe the business being spun-off with SEACOR Marine. In this regard, we note that the second question and answer mentions the “offshore marine services business.”
Response to Comment 2
The Information Statement has been revised in response to the Staff’s comment. Please see page [1] of the Information Statement.

Summary, page 6

3.
Please revise the summary in an appropriate place to discuss in greater detail the company’s recent financial results and what appears to be a challenging environment for an offshore marine services company. As such, in one of the opening paragraphs, please disclose your revenues and net loss for the prior fiscal year and most recent interim period to provide a financial snapshot of the company. In the summary, please also discuss, as you do elsewhere, the decrease in overall fleet utilization from prior periods and increase in the number of vessels cold stacked.

Response to Comment 3
The Information Statement has been revised in response to the Staff’s comment. Please see pages [8 and 9] of the Information Statement.
Risk Factors, page 16
Demand for many of our services is impacted by the level of activity, page 16

4.
We note that your overall fleet utilization appears to be down from historical averages. For example, we note overall fleet utilization of 57% and 69% for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, compared to 81% and 83% for the years ended December 31, 2014 and 2013, respectively. Please revise the second paragraph to disclose and discuss this decrease in overall fleet utilization so investors can appreciate the discussed risk.

Response to Comment 4
The Information Statement has been revised in response to the Staff’s comment. Please see page [20] of the Information Statement.
As the markets recover or we change our marketing strategies or for other reasons, page 19

5.
Please revise to quantify the number of vessels that are currently cold stacked so investors can appreciate the discussed risk. In this regard, we note your disclosure on page 67 that, as of September 30, 2016, 43 of your 141 owned and leased-in vessels were cold stacked worldwide.

Response to Comment 5
The Information Statement has been revised in response to the Staff’s comment. Please see page [23] of the Information Statement.
The SEACOR Holdings board of directors has reserved the right, in its sole discretion, page 33

6.	Please explain how shareholders will be notified if the distribution is modified. Please also add a Question and Answer about the ability of the board to amend, modify or abandon the distribution.
Response to Comment 6
The Information Statement has been revised in response to the Staff’s comment. Please see pages [4 and 39] of the Information Statement.
Management’s Discussion and Analysis of Financial Condition, page 66
Impairment, page 68

7.
Please disclose your basis and timing for determining that a vessel is inactive and should be stacked. Also include your policy for monitoring and reviewing the vessels while stacked, including how the determination is made that the vessels will be returned to active service or disposed of by another means. Finally, provide a discussion of any plans to utilize these vessels.

Response to Comment 7
The Company has informed us that it groups the status of vessels into one of the following three categories:
Active service - Vessels that are manned and currently available for hire.
Cold-stacked - Vessels that are unmanned due to low industry demand and available for return to active service when market conditions improve or the Company anticipates improvement. These vessels are temporarily stored in order to reduce the daily running costs of operating the vessel, primarily personnel, repairs and maintenance costs, as well as to defer some drydocking costs into future periods. Cold-stacked vessels are depreciated in accordance with Company policy and included in the Company’s utilization statistics and fleet counts.
Retired and out-of-service (“withdrawn status”) - Vessels that are unmanned and considered held-for-sale by the Company. These vessels are actively marketed for sale, recorded at the lower of carrying value or fair value less cost to sell, and removed from the Company’s utilization statistics and fleet counts. Continuation of depreciation for these vessels is subject to the “held-for-sale” criteria of Accounting Standards Codification (“ASC”) 360-10.
The Information Statement has been revised in response to the Staff’s comment to provide additional information on the Company’s policy for monitoring, reviewing and determining strategy for cold-stacked vessels. Please see page [75] of the Information Statement.

8.
Please tell us and disclose the specific assumptions that you used in your estimates in preparing the undiscounted future cash flows for the vessel impairment analysis. Refer to SAB Topic 5.CC. Question 3.

Response to Comment 8
The Information Statement has been revised in response to the Staff’s comment. Please see page [78] of the Information Statement. In addition, the Company has confirmed that the cash flow projections used in the impairment analysis are both internally consistent with the Company’s other projections and externally consistent with the Company’s financial statements and other public disclosures.
Consolidated and Combined Results of Operations, page 69

9.
We note that you characterize the consolidated subtotal “Direct Vessel Profit” as a non-GAAP measure. We also note your exclusion of operating expenses related to leased-in equipment from this measure. In that regard, please clarify for us if you report operating revenues derived from leased-in equipment within this measure. If so, please explain to us your basis behind their exclusion.

Response to Comment 9
The Company has informed us that operating revenues include revenues earned from leased-in vessels. Direct Vessel Profit (“DVP”) is the primary financial measure used by the Company’s management to evaluate the operating performance of individual vessels, as well as its geographic regions and combined fleet. DVP excludes leased-in equipment expense in order to provide the Company’s management with a comparable financial measure to evaluate vessel and fleet performance irrespective of the manner in which the Company has obtained and financed its vessels (i.e., an owned vessel generating a depreciation charge financed with cash on hand or debt compared with a leased-in vessel generating a rental charge).
Gain (Losses) on Asset Dispositions and Impairments, Net, page 81

10.
Please tell us and disclose the impairment charge amount by reportable segment for each of the periods discussed. Please also tell us and identify the portion, if any, of the impairment charges recorded for the nine months ended September 30, 2016 that related to the cold-stacked vessels. For stacked vessels not impaired, tell us the number and aggregate carrying amount not considered impaired, and your basis for this conclusion.

Response to Comment 10
The Company refers the Commission to its disclosure on major customers and segment information included on page [F-29] of the Information Statement. The Company’s vessels are highly mobile and may be redeployed among the geographic regions, subject to flag restrictions, as changes in market conditions dictate. When reviewing the Company’s fleet for impairment, vessels with similar operating and marketing characteristics are grouped into vessel classes without regard to the geographic region where the vessel is deployed due to their mobility. Unless a vessel is designated as retired and out-of-service, the Company generally does not evaluate impairment on a specific vessel by vessel basis. Due to the mobility of the Company’s vessels, the Company’s management does not believe that the region in which a vessel is located at the time of impairment is meaningful.
The Company refers the Commission to its policy regarding the impairment of long-lived assets disclosed on page [F-41] of the Information Statement. When reviewing the Company’s fleet for impairment, active service and cold-stacked vessels with similar operating and marketing characteristics are grouped into vessel classes. Unless a vessel is designated as retired and out-of-service, the Company generally does not evaluate impairment on a specific vessel by vessel basis. As a consequence of the Company’s impairment evaluation by vessel class and its expectation that cold-stacked vessels will return to active service, the Company’s management does not consider the allocation of impairment charges among active service and cold-stacked vessels to be meaningful.

Description of Our Capital Stock, page 122

11.	Please briefly describe the exclusive forum provision in your amended and restated bylaws.
Response to Comment 11
The Information Statement has been revised in response to the Staff’s comment. Please see pages [37 and 135] of the Information Statement.
Consolidated and Combined Statement of Cash Flows, page F-7

12.
We note your presentation of purchases of marketable securities and proceeds from the sale of marketable securities in net cash provided by operating activities. Please explain to us why this presentation is appropriate under GAAP. Refer to ASC 230-10-45-11 and ASC 320-10-45-11.

Response to Comment 12
The Company informed us that it has classified its long and short marketable security portfolio as “trading securities” in accordance with ASC 320-10-25-1. Specifically, ASC 320-10-25-1(a) states: “If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term.”
With respect to the classification of cash flows related to trading securities, ASC 230-10-45-19 states: “Cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities as discussed in Topic 320 shall be classified pursuant to this Topic based on the nature and purpose for which the securities were acquired.” Furthermore, ASC 230-10-45-20 states: “Cash receipts and cash payments resulting from purchases and sales of other securities and other assets shall be classified as operating cash flows if those assets are acquired specifically for resale and are carried at market value in a trading account.”
The Company engages in marketable security transactions as part of its normal ongoing activities, albeit not nearly as significant or material as its reported business segments, with the view of generating trading profits over the near term. The Company enters into long positions of marketable securities held for resale in the near term and enters into short positions of marketable securities subject to settlement in the near term. Although it may not actively trade the securities “within hours or days,” the Company does actively manage the portfolio with the intent to trade in the near term. The Company continuously monitors its trading portfolio positions and transacts trades based on its then current market outlook. The Company’s long and short marketable security positions are both carried at fair market value on its consolidated balance sheets with realized and unrealized gains and losses being reported in its consolidated and combined statements of income (loss) as marketable security losses, net. Based on the nature and purpose of its trading portfolio as part of its normal ongoing activities, the Company believes it is appropriate to classify the cash flows related to its marketable security transactions as operating cash flows.
*    *    *
Conclusion
We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement and the related Information Statement. If I can be of any assistance during the Staff’s review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.
Very truly yours,
/s/ Brett Nadritch, Esq.

Cc:     Mr. Charles Fabrikant, Executive Chairman, Chief Executive Officer and Director of SEACOR Holdings Inc.
Mr. John Gellert, President and Chief Executive Officer of SEACOR Marine Holdings Inc.
Mr. Matthew Cenac, Executive Vice President and Chief Financial Officer of SEACOR Holdings Inc.
Mr. William Long, Executive Vice President, Chief Legal Officer and Secretary of SEACOR Holdings Inc.

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